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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                 DANSKIN, INC.
                                 -------------
                               (Name of Issuer)


                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  2363651020
                                  ----------
                                (CUSIP Number)

                            Brent D. Bradley, Esq.
                              Christensen, Miller
                     2121 Avenue of the Stars, 18th Floor
                         Los Angeles, California 90067
                                (310) 556-2000
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 1, 2000
                                 ------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP NO. 2363651020
         -----------------

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      NAMES OF REPORTING PERSONS
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Marbre Services, Ltd.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4    00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    BRITISH VIRGIN ISLANDS

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                          SOLE VOTING POWER
                     7         16,408,835 shares
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8         -0- shares

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9         16,408,835 shares
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10        -0- shares

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11         16,408,835 shares


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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13         22.2%

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      TYPE OF REPORTING PERSON (See Instructions)
14    00

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                                 SCHEDULE 13D
Item 1.  Security and Issuer

     This Statement on Schedule 13D is filed by Marbre Services, Ltd., (the "Reporting Person") and relates to the common stock (the "Common Stock"). The address of the Issuer is 530 Seventh Avenue, New York, New York 10018.

Item 2.  Identity and background

     This Schedule 13D is being filed by Marbre Services, Ltd., a British Virgin Islands limited liability company ("Marbre"). Marbre is hereinafter sometimes referred to as the "Reporting Person." Marbre is a private investment fund. The business address of Marbre is c/o Euro-American Trust and Management Services Limited, PO Box 3161, Road Town, Tortola, British Virgin Islands.

     Derek R. Sambrook is the President and a Director of Marbre. His address is Balboa Plaza Building, Office 522, Balboa Avenue, Panama, Republic of Panama. His principal employment is as Director of Offshore Management Services, Ltd which address is Balboa Plaza Building, Office 522, Balboa Avenue, Panama, Republic of Panama. He is a citizen of the United Kingdom.

     Pedro Coronado is the Secretary and a Director of Marbre. His address is Balboa Plaza Building, Office 522, Balboa Avenue, Panama, Republic of Panama. His principal employment is a Controller of Offshore Management Services, Ltd., which address is Balboa Plaza Building, Office 522, Balboa Avenue, Panama, Republic of Panama. He is a citizen of Panama.

     Sara L. De Nunez is the Treasurer and a Director of Marbre. Her address is Balboa Plaza Building, Office 522, Balboa Avenue, Panama, Republic of Panama. Her principal employment is a Executive Assistant of Offshore Management Services, Ltd. which address is Balboa Plaza Building, Office 522, Balboa Avenue, Panama, Republic of Panama. She is a citizen of Panama.

     During the last five years, none of the above named persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On June 1, 2000 Marbre acquired the securities of the Issuer which are the subject of this report primarily as a result of a distribution in kind from Danskin Investors LLC, ("Investors").

Item 4.  Purpose of Transaction

     Except for the ability to acquire additional securities of the Issuer pursuant to certain warrants described in Item 5 below, the Reporting Person is not a party to any agreement or arrangement whereby it would acquire or dispose of any additional securities of the Issuer. The Reporting Person has no plans or proposals which would materially alter the corporate structure or business of the Issuer, or rights of the security holders of the Issuer.

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Item 5.  Interest in Securities of the Issuer

     (a) The number of shares of Common Stock beneficially owned by Marbre includes: (i) 10,056,368 shares of Common Stock owned by Marbre, (ii) 1,818,667 shares of Common Stock issuable upon exercise of a warrant, originally issued to Investors in September 1997, to purchase shares of Common Stock at a per share exercise price of $.30, (iii) 1,308,000 shares of Common Stock issuable upon exercise of a warrant issued to certain bridge investors of the Issuer in connection with an overadvance by the Issuer's lender, (iv) 3,225,800 shares of Common Stock issuable upon conversion of the 40 shares of Series E Senior Step-up Convertible Preferred Stock owned by Marbre.

     The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Person is based on 73,986,537 outstanding shares of Common Stock of the Issuer as of September 30, 2000, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 14, 2000.

     (b) The Reporting Person has sole power to vote and dispose of the securities which are the subject of this report.

     (c) On June 1, 2000 Investors distributed in kind all of the securities of the Issuer held by it to the members of Investors, including Marbre Services Ltd., in accordance with the Operating Agreement.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Not Applicable

Item 7.  Material to be Filed as Exhibits

     Not Applicable

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                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              MARBRE SERVICES, LTD.


                              By: /s/ Derek R. Sambrook     /s/ Pedro Coronado
                                  ---------------------     ------------------
                              Name: Derek R. Sambrook       Pedro Coronado
                              Its:  President               Secretary


Date: January 4, 2001